UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21 2011

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 21 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

If undeliverable please return to: Computershare Investor Services (Pty) Ltd PO Box 61051 Marshalltown 2107 South Africa Permit Mail Only if undelivered return to (This is NOT the Publisher) SOUTH (please PO Box input 61051 BHP return Address Marshalltownin SA here)2107 P4002580 South Africa AFRICA ***PRINTED MATTER*** Bhpbilliton resourcing the future BHP Billiton Plc Shareholder Pack 2011 Holders of shares dematerialised into STRATE should return their proxy forms directly to their CSDP or stockbroker Company reports online Access 2011 Annual Report, Summary Review, Notice of Meeting, Sustainability Report and other information online – visit www.bhpbilliton.com Vote online Visit www.bhpbilliton.com and select ‘vote online’ (certificated shareholders only) 133046_014R5I

BHP Billiton Plc
Neathouse Place London SW1V 1BH
United Kingdom
Tel: +44 (0) 20 7802 4000
Fax: +44 (0) 20 7802 4111
A member of the BHP Billiton Group
www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, London, on Thursday, 20 October 2011 at 11.00am (London time). If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown 2107, or by facsimile to 011 688 5238 by Thursday, 13 October 2011. Alternatively, you can email the Company's Registrar at web.queries@computershare.co.za.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. In addition, we will post the most frequently asked questions on our website, together with answers.

Question(s): **Please mark ☒ if it is a question directed to the Auditor**

1. ☐

2. ☐

3. ☐

4. ☐

5. ☐

Thank you for your time.

BILZ

Registered office as above
Registered in England and Wales, Number 3196209

BHP Billiton Plc Registered in England and Wales Number 3196209 Proxy Form All correspondence to: Computershare Investor Services (Pty) Limited PO Box 61051 Marshalltown 2107 Telephone: 011 373 0033 Facsimile: 011 688 5238 LODGEMENT OF YOUR PROXY This proxy form must be received by 12 noon (South African local time) on Tuesday, 18 October 2011 Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting. How Every holder to complete has the right this to appoint proxy some form other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and If vote the on proxy their is behalf being at appointed the meeting. in relation If you to wish less to than appoint your a full person voting other entitlement, than the please Chairman, enter please in the box insert next the to name the proxy of your holder’s chosen name proxy (see holder reverse) in the the space number provided of shares (see reverse) in . relation has been to issued which they in respect are authorised of a designated to act as account your proxy. for a shareholder, If left blank your the full proxy voting will entitlement be deemed for to that be authorised designated in account) respect.of Shareholders your full voting holding entitlement shares (or dematerialised if this proxy form into STRATE should return their proxy form direct to their CSDP or stockbroker. You Appointment may appoint more of additional than one proxy proxies provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights questions ”, attached or to you any may one photocopy share. To this appoint form. more Please than indicate one proxy, in the (an) box additional next to the proxy proxy form(s) holder’s may name be obtained (see reverse) by contacting the number the Registrar’s of shares in helpline relation listed to which below they under are authorised “Any returned to act as together your proxy. in the Please same also envelope. indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be Directing If you wish to your direct your proxy proxy how how to to vote vote (or abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote the Withheld” calculation option of overleaf the proportion is provided of the to votes enable “For” you and to abstain “Against” on a any resolution. particular In resolution. the absence However, of instructions, it should your be proxy noted may that vote a “Vote or withhold Withheld” the is vote not a as vote he in or law she and thinks will fit. not be counted in marking Where the the Chairman box in the of section the Meeting of the is proxy acting form as titled your proxy, Items you 18, 19 can and direct 20 him/her - Direction how to to the vote Chairman on Items 18, of the 19 Meeting and 20 by to either cast marking votes (in the which boxes case for the Items Chairman 18, 19 and of the 20, Meeting or by will vote in favour of these items of business). You Signing must sign instructions this form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. by Joint proxy holding: shall be Where accepted the holding to the exclusion is in more of than the one votes name, of the any other one joint of the holders. joint holders Seniority may is determined sign the proxy by the form order but the in which vote of the the names senior stand who in renders the Company’s a vote whether Share in Register. person or either Power have of Attorney been exhibited or Relevant previously Authority: to the Company’s If this form is Registrar signed by by a the person time above who is or not be the enclosed registered with shareholder, this form, and then the the words relevant “authorised authority signatory” or a certified should copy be of added it should under the signature on the front of this form. or Companies: under the hand Where of the an authorised holding is in officer the name or attorney of a company, who has then not received this form any must notice be given of revocation under the of Common that authority. Seal of the company or executed in a manner having the same effect, Electronic To access this proxy service lodgement you will (certificated need your Shareholder shareholders Reference only): To Number appoint (SRN) a proxy and electronically Personal Identification go to www. Number bhpbilliton. (PIN) com, which click are on printed “vote online” on the then front follow of this the form. instructions. Shareholders who hold shares through STRATE should liaise directly with their CSDP or broker. Telephone: Any questions 011 373 0033 if you have any questions on how to complete this proxy form or to obtain additional forms. Documents may be lodged: www.bhpbilliton.com 011 688 5238 (Pty) Limited (Pty) Limited (certifi cated shareholders only) PO Box 61051 70 Marshall Street Marshalltown 2107 Johannesburg 2001 VIA THE INTERNET BY FAX BY MAIL IN PERSON BILZ 133046_014R5I

Appointment of Proxy I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint the Chairman of the Meeting OR (mark box with an ‘X’) the name of the person (or body corporate) you are appointing, if someone other than the Chairman of the Meeting. Number of shares being voted or failing attendance at the meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 20 October 2011 at 11.00am and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit. Please tick here to indicate that this proxy appointment is one of multiple appointments being made Items 18, 19 and 20 – Direction to the Chairman of the Meeting to cast votes I/we direct the Chairman of the Meeting to vote in By marking this box, you direct the Chairman of the Meeting to vote in accordance with his/her voting intentions on accordance with his/her voting intentions on Items 18, Items 18, 19 and 20 as set out below and in the Notice of Meeting. 19 and 20 (except where I/we have indicated a different If you do not mark this box, and you have not directed your proxy how to vote on Items 18, 19 and 20, the Chairman voting intention below) and acknowledge that the of the Meeting will not cast your votes on Items 18, 19 and 20 and your votes will not be counted in computing the Chairman of the Meeting may exercise my/our proxy even though required majority. If the Chairman of the Meeting is acting as your proxy you can direct him/her how to vote by either Items 18, 19 and 20 are connected directly or indirectly with the marking the boxes for Items 18, 19 and 20, or by marking this box (in which case the Chairman of the Meeting will remuneration of a member of key management personnel. vote in favour of Items 18, 19 and 20). The Chairman of the Meeting intends to vote all available proxies in favour of Items 18, 19 and 20. Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if the Chairman is appointed as your proxy, the Chairman intends to vote available proxies in the manner set out beside each resolution: Voting directions to your proxy Please mark X (within the box) to indicate your directions 1 To receive the 2011 Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited 2 To elect Lindsay Maxsted as a Director of BHP Billiton Plc and BHP Billiton Limited 3 To elect Shriti Vadera as a Director of BHP Billiton Plc and BHP Billiton Limited 4 To re-elect Malcolm Broomhead as a Director of BHP Billiton Plc and BHP Billiton Limited 5 To re-elect John Buchanan as a Director of BHP Billiton Plc and BHP Billiton Limited 6 To re-elect Carlos Cordeiro as a Director of BHP Billiton Plc and BHP Billiton Limited 7 To re-elect David Crawford as a Director of BHP Billiton Plc and BHP Billiton Limited 8 To re-elect Carolyn Hewson as a Director of BHP Billiton Plc and BHP Billiton Limited 9 To re-elect Marius Kloppers as a Director of BHP Billiton Plc and BHP Billiton Limited 10 To re-elect Wayne Murdy as a Director of BHP Billiton Plc and BHP Billiton Limited 11 To re-elect Keith Rumble as a Director of BHP Billiton Plc and BHP Billiton Limited 12 To re-elect John Schubert as a Director of BHP Billiton Plc and BHP Billiton Limited 13 To re-elect Jacques Nasser as a Director of BHP Billiton Plc and BHP Billiton Limited 14 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc 15 To renew the general authority to issue shares in BHP Billiton Plc 16 To approve the authority to issue shares in BHP Billiton Plc for cash 17 To approve the repurchase of shares in BHP Billiton Plc 18 To approve the 2011 Remuneration Report 19 To approve termination benefits for Group Management Committee members 20 To approve the grant of awards to Marius Kloppers under the GIS and the LTIP PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Shareholder 4 Individual/Sole Director and Director/Company Secretary Sole Company Secretary Contact Name Contact Daytime Telephone Date In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you. 133046_014R5I For BILZ For Against Vote with held